                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of February, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached is an unofficial summary translation of the Registrant's report filed by the Registrant with the Israel Securities Authority containing the results of the Registrant's Extraordinary General Meeting of Shareholders held on February
23, 2010.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: February 24, 2010

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                        [UNOFFICIAL SUMMARY TRANSLATION]

EXTRAORDINARY GENERAL MEETING'S RESULTS

The following proposals were approved by required majority:

     1.   To approve as an "extraordinary private placement", pursuant to
          Section 328(b) of the Companies Law 5759-1999, a private placement of ordinary shares to Norfet, Limited Partnership and/or its designee, following which Norfet may increase its holdings to up to 45% of the voting rights in the Company.

                                                     NUMBER OF SHARES
                                  ---------------------------------------------------

THE TOTAL OF SHARES               1,069,219
PARTICIPATING IN THE
VOTE (EXCLUDING
ABSTENTIONS)

FOR (EXCLUDING                    1,067,368
ABSTENTIONS)

TOTAL OF SHARES                   578,310 (576,549 of which voted for the resolution)
PARTICIPATING IN THE
VOTE THAT DO NOT HAVE A
PERSONAL INTEREST IN THE
RESOLUTION

AGAINST (EXCLUDING                1,851
ABSTENTIONS)

PERCENTAGE OF SHARES              99.69%
VOTED FOR THE RESOLUTION
OUT OF THE TOTAL OF
SHARES PARTICIPATING IN
THE VOTE THAT DO NOT
HAVE A PERSONAL INTEREST
IN THE RESOLUTION

PERCENTAGE OF SHARES              0%
VOTED AGAINST THE
RESOLUTION OUT OF THE
TOTAL OF SHARES
PARTICIPATING IN THE VOTE

                                        4

     2.   To approve coverage under the Company's directors' and officers'
          liability insurance policies for Mr. Ishay Davidi, Mr. Meir Shamir and
          Mr. Guy Shamir (an alternate director to Mr. Meir Shamir), as directors in the Company.

                                                      NUMBER OF SHARES
                                  --------------------------------------------------
THE TOTAL OF SHARES               1,066,238
PARTICIPATING IN THE
VOTE (EXCLUDING
ABSTENTIONS)

FOR (EXCLUDING                    900,652
ABSTENTIONS)

TOTAL OF SHARES                   578,351 (409,765 of which voted for the resolution)
PARTICIPATING IN THE
VOTE THAT DO NOT HAVE A
PERSONAL INTEREST IN THE
RESOLUTION

AGAINST (EXCLUDING                165,586
ABSTENTIONS)

PERCENTAGE OF SHARES              70.85%
VOTED FOR THE RESOLUTION
OUT OF THE TOTAL OF
SHARES PARTICIPATING IN
THE VOTE THAT DO NOT
HAVE A PERSONAL INTEREST
IN THE RESOLUTION

PERCENTAGE OF SHARES              7.4%
VOTED AGAINST THE
RESOLUTION OUT OF THE
TOTAL OF SHARES
PARTICIPATING IN THE VOTE

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     3.   To approve, as a framework resolution, the Company's purchase of an insurance policy concerning insurance of directors' and officers'
          liability, including as directors and officers of the Company's subsidiaries but not including the coverage of controlling shareholders.

                                                       Number of Shares
                                   --------------------------------------------------
 THE TOTAL OF SHARES               1,069,732
 PARTICIPATING IN THE
 VOTE (EXCLUDING
 ABSTENTIONS)

 FOR (EXCLUDING                    1,064,461
 ABSTENTIONS)

 AGAINST (EXCLUDING                5,271
 ABSTENTIONS)

     In the framework of the rights offering prospectus that Tefron intends to publish in Israel on February 25, 2010, Norfet and its main shareholders, FIMI
Opportunity Fund L.P. and FIMI Israel Opportunity Fund Limited Partnership, have irrevocably committed to Tefron that, in the event that Tefron does not enter into a definitive binding agreement with its bank lenders by the completion of the proposed rights offering, but at least one shareholder exercises its rights in the proposed rights offering, that on the first trading day following the completion of the proposed rights offering, they (or whoever acts on their behalf) will acquire shares from Tefron for an aggregate purchase price of
$1.311 million. The purchase price was calculated by multiplying the aggregate holdings of Norfet and its main shareholders as of the date of this report
(21.85%) by $6 million, which is the gross proceeds that Tefron would receive if the proposed rights offering is fully subscribed for by all shareholders.

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